Exhibit 99.7
US BIOENERGY CORPORATION
STOCK OPTION AWARD TO
Gordon W. Ommen
THIS AGREEMENT is between US BioEnergy Corporation, (the “Company”) and the individual named above (the “Optionee”). Pursuant to the Company’s 2005 Stock Incentive Plan (the “Plan”), the Company and the Optionee hereby agree as follows:
1.	Grant. The Company grants to the Optionee under the Plan, and the Optionee accepts from the Company, the following Stock Option to purchase the Company’s Class A common stock (“Shares”):

Date of Grant	November 28, 2005

Number of Shares subject to the Stock Option	30,000

Exercise Price per Share	$1.00

Type of Stock Option	Non-qualified

Expiration Date of Stock Option	November 28, 2012

Time and Amount of Shares Exercisable	10,000 on and after November 28, 2006 20,000 on and after November 28, 2007 30,000 on and after November 28, 2008
2. Incorporation of Plan. This Stock Option consists of this Award page, the separate Terms and Conditions for Stock Option Awards, which contains additional terms governing the acceleration of the exercise and earlier termination of the option. This Award and the Terms and Conditions are subject to the terms and conditions of the Plan and to all interpretations, amendment, rules and regulations established in connection with the Plan. Any capitalized terms shall be as defined in the Plan. In the event of any inconsistency between the Terms and Conditions and the Plan as so interpreted or amended, the Plan will control.

US BIOENERGY CORPORATION
By:	/s/ Chad Hatch

Its:	CFO

ADDITIONAL TERMS AND CONDITIONS
OF NONQUALIFIED OPTIONS UNDER THE
US BIOENERGY CORPORATION 2005 STOCK INCENTIVE PLAN
     1. Active Service. The Optionee must, in the case of an employee, be in the employ of the Company; or in the case of a non-employee director or Consultant, be obligated to serve in that capacity on the relevant dates specified in the Award on which the option first becomes exercisable with respect to the Shares.
     2. Change in Control. In the event the Optionee, in the case of an employee, is in the employ of the Company, or in the case of a non-employee director or Consultant, is obligated to serve in that capacity, on the effective date of a Change in Control of the Company, then the Optionee may exercise this Option as to the total number of Shares remaining under this Option, notwithstanding the installment exercise specified in the Award.
     3. Termination of Option. Unless the Committee determines otherwise, the period of exercise of the vested and exercisable portion of the Award shall end on the earliest of the Expiration Date specified in the Award or any of the following:
     3.1 Disability; death. If the Optionee ceases to be employed by (or in the case of a non-employee director or Consultant, to render services to) the Company or any subsidiary, by reason of the Optionee’s death or Disability, the vested portion of the Award may thereafter be exercised, to the extent it was exercisable at the time of death or Disability (or on such accelerated basis as the Committee shall determine at or after grant), by the Optionee (or the legal representative of the estate or the legatee of the Optionee under the will of the Optionee), but may not be exercised more than one year after the date of such death or Disability; or
     3.2 For Cause or Resignation. If an Optionee’s ceases to be employed by (or in the case of a non-employee director or Consultant, to render services to) the Company or any subsidiary and such termination is by the Company for Cause or by the Optionee, the Award and all rights associated therewith, whether then exercisable or not, will thereupon terminate immediately; or
     3.3 Without Cause. If the Optionee ceases to be employed by (or in the case of a Consultant, to provide services to) the Company or any subsidiary, and such termination is by the Company for any reason other than death, Disability or for Cause, the vested portion of the Award may thereafter be exercised, to the extent it was exercisable at the time of such termination, for 90 days from the date of such termination; or
     3.4 Change in Control. In the event of a Change in Control of the Company, on such earlier date as determined by the Committee in accordance with the terms of the Plan.

Neither the Plan nor the Award shall confer any right to continued service with the Company, nor interfere with the right of the Optionee to resign or be removed as an employee, director or Consultant of the Company.
     4. Method of Exercise of Option. Subject to the terms of the Plan, the option may be exercised in whole or in part by filing a written notice with the Secretary of the Company at its headquarters prior to the Company’s close of business on the last business day that occurs prior to the Expiration Date. Such notice shall specify the number of Shares which the Optionee elects to purchase, and shall be accompanied by payment of the Exercise Price for such Shares indicated by the election in cash, check or bank draft. The Committee, in its discretion, may permit the Optionee to pay the Exercise Price by delivery of a promissory note or by delivering Shares that have been held by the Optionee for at least six months, the Fair Market Value of which is equal to the Exercise Price. The Option shall not be exercisable if and. to the extent the Company determines that such exercise would violate applicable state or Federal securities laws.
     5. Withholding. All transfers and issuances under the Award are subject to withholding of all applicable taxes if any. The Committee, in its discretion, and subject to such requirements as the Committee may impose prior to the occurrence of tax withholding pursuant to the Award, may permit the withholding obligations to be satisfied through cash payment by the Optionee, through the surrender of Shares which the Optionee already owns, or through the surrender of Shares to which the Optionee is otherwise entitled under the Plan; provided, however, that such Shares may be used to satisfy not more than the Company’s minimum statutory withholding obligation (based on minimum statutory withholding rates for Federal and state tax purposes, including payroll taxes, that are applicable to such supplemental taxable income).
     6. Status and Rights as a Shareholder. Neither the Optionee nor the Optionee’s executor, administrator, heirs, or legatees, shall be or have any rights or privileges of a shareholder of the Company in respect of the Shares transferable upon exercise of the Option granted hereunder, unless the transferee has caused the Optionee’s name to be entered as the shareholder of record on the books of the Company, and if Shares are in certificate form, such certificates representing the Shares have been endorsed, transferred and delivered.
     7. Limitations on Shares.
     As a further condition to the Award and the issuance of Shares to the Optionee upon exercise of the option, the Optionee agrees to the following:
     7.0 Investment Intent.
     7.1 Prior to the receipt of the certificates pursuant to the exercise of the option granted hereunder, the Optionee shall, if required in the Company’s discretion, demonstrate an intent to hold the Shares acquired by exercise of the option for investment and not with a view to resale or distribution thereof to the public, by delivering to the Company an investment certificate or letter in such form as the Company may require.
     7.2 Compliance with Securities Laws. Shares acquired upon exercise of this Option may not be sold, transferred, pledged or otherwise disposed of unless the Shares are eligible for resale pursuant to an effective registration under the Securities Act of 1933, or unless the Company has received an opinion of counsel satisfactory to the Company that said registration is not required.
     7.3 Lock-Up. In the event the Company advises the Optionee that it plans an underwritten public offering of its Common Stock in compliance with the Securities Act of 1933, as amended, and the underwriter(s) seek to impose restrictions under which certain shareholders may not sell or contract to sell or grant any option to buy or otherwise dispose of part or all of their stock purchase rights of the underlying Common Stock, the Optionee will not, for a period not to exceed 180 days from the effective date of the Company’s registration statement, sell or contract to sell or grant an option to buy or otherwise dispose of any shares of Stock acquired pursuant to the exercise of any Stock Option granted to Optionee pursuant to the Plan or any of the underlying shares of Stock without the prior written consent of the underwriter(s) or its representative(s).
     7.4 Sales by Affiliates. The Optionee will comply with Rule 145 of the Securities Act of 1933 and any other restrictions imposed under other. applicable legal or accounting principles if the Optionee is an “affiliate” (as defined in such applicable legal and accounting principles) at the time of the transaction, and the Optionee will execute any documents necessary to ensure compliance with such rules.
The Company reserves the right to place a legend on any stock certificate issued upon the exercise of a Stock Option pursuant to the Plan to assure compliance with this Section 7.
     8. Tag Along Rights. If the holders of a majority of the voting power of the Company’s capital stock desire to, collectively, sell or otherwise dispose of a majority of the stock having such voting power (a “Sale Transaction”), they may give a notice (the “Sale Notice”) to all shareholders who have acquired Shares by the exercise of any Stock Option granted under the Plan. The holders of such Shares shall then be obligated to take all lawful action requested by the shareholders giving the Sale Notice to sell or transfer their Shares as a part of the Sales Transaction for the same price per Share as is received by the shareholders giving the Sales Notice. The actions requested may include, without limitation, the deposit of certificates and duly executed stock powers with an escrow agent designated by the shareholders giving the Sales Notice. The provisions of this Section 8 will terminate upon completion by the Company of an. initial public offering of its stock.
     9. Right of Repurchase. In the event of the termination of the Optionee’s employment for any reason, the Company may, upon written notice at any time thereafter, repurchase any Shares acquired by the Optionee pursuant to the exercise of any stock option and the Optionee must sell any such shares to the Company, with the per Share price being the Fair Market Value of the Shares as of the date of the termination of the Optionee’s employment, or, in the case of a termination for Cause, an amount equal to the lesser of Fair Market Value or the Exercise Price for the Shares. Such payment shall be made in the form of cash or promissory note payable in no more than five annual installments and bearing a reasonable rate of interest. The provisions of this Section 9 will terminate upon completion by the Company of an initial public offering of its stock.

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